Exhibit 99.55

ELEMENTAL ALTUS ANNOUNCES NORMAL COURSE ISSUER BID

March 18, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) is pleased to announce that the TSX Venture Exchange (the “Exchange”) has accepted its Notice of Intention to implement a Normal Course Issuer Bid (“NCIB”) to be transacted through the facilities of the Exchange or by such other means as may be permitted under applicable securities laws during the term of the NCIB.

Pursuant to the NCIB, Elemental Altus may, during a 12-month period commencing March 25, 2025, and ending March 24, 2026, purchase up to 12,288,129 common shares in the capital of the Company (the “Shares”), being up to 5% of Elemental Altus’ issued and outstanding Shares as at March 18, 2025.

The price that Elemental Altus will pay for any such Shares will be the prevailing market price at the time of acquisition. The number of Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by the Company’s management. Purchases under the NCIB will be made from time to time by Raymond James Ltd. (the “Broker”) on behalf of Elemental Altus. All Shares purchased pursuant to the NCIB will be returned to treasury for cancellation. Elemental Altus has not purchased any of its Shares in the previous twelve-month period.

In connection with the NCIB, Elemental Altus will enter into an automatic purchase price plan (the “Plan”) with the Broker to allow for purchases of Elemental Altus’ Shares during “black-out” or “closed” periods under Elemental Altus’ stock trading policy. Such purchases would be at the discretion of the Broker on parameters established by Elemental Altus prior to any blackout or closed period. The Plan may be terminated by Elemental Altus or the Broker in accordance with its terms or will terminate on the expiry of the NCIB.

The board of directors of Elemental Altus (the “Board”) believes that, from time to time, the market price of the Shares may not fully reflect the underlying value of Elemental Altus’ business and its future prospects. Accordingly, Elemental Altus believes that purchasing its Shares may represent an appropriate and desirable use of corporate funds and represents an opportunity to enhance shareholder value.

A copy of the notice filed with the Exchange may be obtained, by any shareholder of the Company without charge, by contacting the Company’s Chief Financial Officer, David Baker.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

Neither the TSX Venture Exchange (TSX-V) nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Cautionary note regarding forward-looking statements

This news release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements with respect to the purchase of Shares under the NCIB and the enhancement of shareholder value as a result thereof, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus’ actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic and economic uncertainties created by the war in Ukraine and hostilities in the middle- east; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus’ expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management’s best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada